Exhibit 4.4

SUPPLEMENTAL INDENTURE

LEAP WIRELESS INTERNATIONAL, INC.,

AT&T INC.

and

WELLS FARGO BANK, N.A.

Trustee

First Supplemental Indenture

Dated as of March 13, 2014

4.50% Convertible Senior Notes due 2014

FIRST SUPPLEMENTAL INDENTURE

FIRST SUPPLEMENTAL INDENTURE (“Supplemental Indenture”), dated as of March 13, 2014, among Leap Wireless International, Inc., a Delaware corporation (the “Company”), AT&T Inc., a Delaware corporation (“AT&T”), and Wells Fargo Bank, N.A., a national banking association, as Trustee (the “Trustee”).

Recitals of the Company

WHEREAS, the Company and the Trustee are parties to an Indenture, dated as of June 25, 2008 (the “Indenture”), pursuant to which the Company issued its 4.50% Convertible Senior Notes due 2014 (the “Securities”);

WHEREAS, the Company entered into the Agreement and Plan of Merger, dated as of July 12, 2013 (the “Merger Agreement”), by and among the Company, AT&T, Laser, Inc., a Delaware corporation (the “Stockholders’ Representative”), and Mariner Acquisition Sub Inc., a Delaware corporation and a wholly owned subsidiary of AT&T (“Merger Sub”);

WHEREAS, pursuant to the Merger Agreement and subject to the terms and conditions therein, Merger Sub will merge with and into the Company (the “Merger”) and the Company will continue as a wholly owned subsidiary of AT&T;

WHEREAS, pursuant to the Merger Agreement and subject to the terms and conditions therein, at the effective time of the Merger, each share of common stock, par value $0.0001 per share, of the Company (a “Share” or, collectively, the “Shares”) issued and outstanding immediately prior to the effective time of the Merger (other than Excluded Shares (as defined in the Merger Agreement)) will be converted into the right to receive (y) $15.00 per Share and (z) one non-transferable contingent value right (“CVR”) to be issued by AT&T pursuant to the Contingent Value Rights Agreement, dated as of March 13, 2014, by and among AT&T, the Company, the Stockholders’ Representative and each of Computershare Inc., a Delaware corporation, and its fully owned subsidiary Computershare Trust Company, N.A., as rights agent and as initial CVR Registrar (as defined therein);

WHEREAS, as a result of the Merger, Section 12.11 of the Indenture provides that (a) the Securities shall be convertible into the kind and amount of consideration to be paid under the Merger Agreement in lieu of the Common Stock into which the Securities were previously convertible and (b) the Company shall execute a supplemental indenture providing for the conversion and settlement of the Securities as set forth in the Indenture and providing for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Article 12 of the Indenture.

WHEREAS, all conditions for the execution and delivery of this Supplemental Indenture have been complied with or have been done or performed.

NOW, THEREFORE, THIS SUPPLEMENTAL INDENTURE WITNESSETH:

For and in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is mutually agreed, for the equal proportionate benefit of all Holders of the Securities, as follows:

ARTICLE 1

DEFINITIONS

Section 1.01 General. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Indenture.

ARTICLE 2

AGREEMENTS OF PARTIES

Section 2.01 Conversion of Securities. In accordance with Section 12.11 of the Indenture, from and after the date of this Supplemental Indenture, the right to convert each $1,000 principal amount of Securities into Common Stock shall be changed to a right to convert such Securities into the consideration such Holder would have been entitled to receive under the Merger, by reference to that number of shares of Common Stock equal to the Conversion Rate, calculated as provided in Section 12.01 of the Indenture with references to Common Stock replaced by references to the Reference Property, that such Holder would have owned or been entitled to receive had such Holder converted its Notes immediately prior to the Merger, in accordance with the terms and conditions of the Indenture and the Notes. Pursuant to the Merger Agreement, the Company’s shareholders are entitled to receive, for each share of Common Stock, consideration consisting of $15.00 and one (1) CVR which shall constitute the Reference Property. The provisions of the Indenture, as modified herein, shall continue to apply, mutatis mutandis, to the Holders’ right to convert each $1,000 principal amount of Securities into the Reference Property. Aggregate amounts of cash due to each Holder upon such Holder’s conversion of Securities shall be rounded up to the nearest cent.

ARTICLE 3

MISCELLANEOUS PROVISIONS

Section 3.01 Effectiveness; Construction. This Supplemental Indenture shall become effective upon its execution and delivery by the Company, AT&T and the Trustee and as of the date hereof. Upon such effectiveness, the Indenture shall be modified in accordance herewith. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Securities heretofore or hereafter authenticated and delivered under the Indenture shall be bound hereby. The Indenture and this Supplemental Indenture shall henceforth be read and construed together.

Section 3.02 Indenture Remains in Full Force and Effect. Except as supplemented hereby, all provisions in the Indenture shall remain in full force and effect.

Section 3.03 Trustee Matters. The Trustee accepts the Indenture, as supplemented hereby, and agrees to perform the same upon the terms and conditions set forth therein, as supplemented hereby. The Trustee shall be entitled to the benefit of every provision of the Indenture relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided. The recitals contained in this Supplemental Indenture shall be taken as the statements of the Company and the Trustee assumes no responsibility for their correctness. The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture.

Section 3.04 Effect of Headings. The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

Section 3.05 Successors and Assigns. All covenants and agreements in this Supplemental Indenture by the Company shall bind its successors and assigns, whether so expressed or not.

Section 3.06 Separability Clause. In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 3.07 Benefits of the Indenture. Nothing in this Supplemental Indenture, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder and the Holders of Securities, any benefit or any legal or equitable right, remedy or claim under the Indenture, as supplemented hereby.

Section 3.08 Governing Law. This Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York.

Section 3.09 Supplemental Indenture May Be Executed in Counterparts. This Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

LEAP WIRELESS INTERNATIONAL, INC.

By:	/s/ R. Perley McBride
	Name:	R. Perley McBride
	Title:	Chief Financial Officer

AT&T INC.

By:	/s/ Jonathan P. Klug
	Name:	Jonathan P. Klug
	Title:	Senior Vice President and Treasurer

WELLS FARGO BANK, N.A.

By:	/s/ Brandon Horak
	Name:	Brandon Horak
	Title:	Trust Officer

[Signature page to First Supplemental Indenture]